SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS		AFFILIATE OFFICES

CHRISTOPHER W. BETTS
EDWARD H.P. LAM ♦*
G.S. PAUL MITCHARD QC ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE *
ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

JOHN ADEBIYI (ENGLAND & WALES)

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

ED SHEREMETA (NEW YORK)

	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING
BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

July 16, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Youku Inc.

Responses to the Staff’s Comments on Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-180913) Filed on July 13, 2012

Dear Mr. Spirgel, Ms. Murphy and Ms. Plowgian:

On behalf of our client, Youku Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated July 13, 2012 (the “Comment Letter”), regarding the above referenced registration statement on Form F-4 (the “Registration Statement”) that was filed on July 13, 2012.

This letter and Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter and two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to Amendment No. 5 to the Registration Statement filed on July 13, 2012.

Set forth below is the Company’s response to the Staff’s comment contained in the Comment Letter. The comment is repeated below, followed by the response prepared by the Company. The Company has included a page number to indicate where the language addressing the comment appears in the Amended Registration Statement.

*  *  *

“Why has Youku proposed to adopt the Voting Power Ratio Change and the Class Vote Threshold Change?” page 8

1.                                      We note your responses to comments 1 and 3 from our letter dated July 12, 2012. Please expand your disclosure in this answer (or add a new question and answer) to clearly state that the approval of the Voting Power Ratio Change and the Class Vote Threshold Change will result in Youku’s management and its affiliates having greater ownership of the company, which may impact the company’s stock price and have anti-takeover effects.

In response to the Staff’s comment, the Company has inserted the referenced disclosure on page 8 of the Amended Registration Statement.

* * *

If you have any additional questions or comments regarding the Registration Statement, please contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Sincerely,

/s/ Z. Julie Gao

Z. Julie Gao

cc:                                Victor Koo, Chairman of the Board of Directors and Chief Executive Officer, Youku Inc.

Dele Liu, President, Youku Inc.

Michael Ge Xu, Chief Financial Officer and Senior Vice President, Youku Inc.

Gary Wei Wang, Chairman of the Board of Directors and Chief Executive Officer, Tudou Holdings Limited

Bin Yu, Chief Financial Officer, Tudou Holdings Limited

Ernest C Lee, Ernst & Young Hua Ming

Steve Pan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

David T. Zhang, Esq., Kirkland & Ellis International LLP

Jesse Sheley, Esq., Kirkland & Ellis International LLP

Benjamin Su, Esq., Kirkland & Ellis International LLP

Allen C. Wang, Esq., Latham & Watkins LLP